Exhibit 21.1

List of Subsidiaries of newcleo plc

Name of entity	Place of business/country of incorporation
newcleo SRL	Belgium
newcleo1 Ltd.	Cayman Islands
newcleo2 Ltd.	Cayman Islands
newcleo SA	France
newcleo Operations	France
newcleo Fuel Innovations	France
newcleo Lead Fast Reactors Innovations	France
newcleo 1	France
Pompes Rütschi SAS	France
newcleo S.p.a.	Italy
newcleo Real Estate S.r.l.	Italy
Fucina Italia S.r.l.	Italy
S.R.S. Servizi Ricerche e Sviluppo S.r.l.	Italy
Proil S.r.l.	Italy
CCR Internazionale S.c.r.l.	Italy
Consorzio SRS S.c.r.l.	Italy
Next-N S.p.A.	Italy
newcleo SRO	Slovakia
Rütschi Fluid AG	Switzerland
newcleo SA	Switzerland
newcleo Generation (UK) Ltd	United Kingdom
newcleo Americas LLC	United States (Delaware)